REYNOLDS FUNDS

For the year ended December 31, 2006, the Reynolds Balanced Fund is the only Fund with earned income from the following types of government securities:

Federal Home Loan Bank	8.94%
Federal Home Loan Mortgage Corp.	7.39%
U.S. Treasury Bills	12.17%

For residents of Massachusetts the amount of the capital gain distributions from assets held for more than one year can be determined by multiplying the amount in Box 2a, Form 1099-DIV by:

	1-2 years	2-3 years	3-4 years	4-5 years	5-6 years	6 or more years
Reynolds Opportunity Fund	12.64%	28.54%	50.79%	None	None	8.03%

The Reynolds Blue Chip and Reynolds Fund did not pay any distributions this year.

This information is provided for your convenience in preparing your tax returns. To determine the amount, if any, that is exempt from taxation in **your state of residence**, please consult your tax adviser.